Exhibit (a)(5)(ii)

CONTACT:
Investors: Peggy Reilly Tharp	Media: Justin Lopinot
314-628-7491	314-628-7053
peggy.tharp@savvis.net	justin.lopinot@savvis.net
Savvis Announces Extension of Tender Offer for
3% Convertible Senior Notes
ST. LOUIS, July 30, 2010 — Savvis, Inc. (NASDAQ: SVVS), a global leader in cloud infrastructure and hosted IT solutions for enterprises, today announced the extension of its cash tender offer for any and all of the outstanding $345 million of its 3% Convertible Senior Notes due May 2012.
The tender offer, which was set to expire at midnight ET on July 29, 2010, has now been extended and will expire at 8 a.m. ET on Aug. 3, 2010, unless further extended or earlier terminated. As of the close of business on July 29, 2010, approximately $339 million in principal amount of Notes had been tendered. Except for this extension, the tender offer remains subject to all other terms and conditions set forth in the Offer to Purchase dated July 1, 2010.
About Savvis
Savvis, Inc. (NASDAQ: SVVS) is a global leader in cloud infrastructure and hosted IT solutions for enterprises. More than 2,500 unique clients, including 30 of the top 100 companies in the Fortune 500, use Savvis to reduce capital expense, improve service levels and harness the latest advances in cloud computing. For more information, please visit savvis.net.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from Savvis’ expectations. Certain factors that could adversely affect actual results are set forth as risk factors described in Savvis’ SEC reports and filings, including its annual report on Form 10-K for the year ended December 31, 2009, and subsequent filings. Those risk factors include, but are not limited to, uncertainties in economic conditions, including conditions that could pressure enterprise IT spending; introduction of, demand for and market acceptance of Savvis’ products and services; whether or not Savvis is able to sign additional outsourcing deals; variability in pricing for those products and services; merger and acquisition activity by Savvis clients or other client activity that affects the level of business done with Savvis; rapid evolution of technology; changes in the operating environment; and changes or proposed changes in, or introduction of new, regulatory schemes or environments that impact Savvis and/or its clients’ businesses. The forward-looking statements contained in this document speak only as of the date of publication, July 30, 2010. Subsequent events and developments may cause the company’s forward-looking statements to change, and the company will not undertake efforts to revise those forward-looking statements to reflect events after this date.